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To all Holders of Stock Certificates issued by the former parent of Morrison
Restaurants Inc., "Old" Morrison Restaurants Inc.:

     This letter is being sent to you as a holder of record of common stock, $0.01 par value per share (the "Shares"), of Morrison Restaurants Inc. (the "Company") in connection with an offer by Piccadilly Acquisition Corporation (the "Purchaser") to purchase for cash all Shares and the associated preferred stock purchase rights issued pursuant to that certain Rights Agreement, dated as of March 2, 1996 (as amended, the "Rights Agreement"), by and between the Company and SunTrust Bank, N.A., as Rights Agent, at a purchase price of $5.00 per share, net to the seller, without interest (the "Offer").

     The records of AmSouth Bank of Alabama (the "AmSouth"), the escrow agent of the former parent of the Company, "Old" Morrison Restaurants Inc. ("Old Morrison"), indicate that many holders of stock certificates issued by Old Morrison have not yet exchanged their certificate(s) in connection with the spin-off and reverse stock split, pursuant to which the Company became a publicly-traded entity, that Old Morrison completed in March 1996 (the "Distribution"). In connection with the Distribution, holders of Old Morrison common stock received the following: (i) one Share of common stock of the Company (formerly named Morrison Fresh Cooking, Inc.) for every four shares of Old Morrison common stock owned, (ii) one share of Morrison Health Care, Inc. ("Morrison Health Care") common stock for every three shares of Old Morrison common stock owned and (iii) one share of Ruby Tuesday, Inc. ("Ruby Tuesday") common stock for every two shares of Old Morrison Common Stock owned.

     If you have not exchanged and still hold Old Morrison stock certificates, you may participate in this Offer by submitting your Old Morrison stock certificate(s) pursuant to this Offer and completing the enclosed Letter of Transmittal along with any other required documents as specified in the enclosed materials.

     Stock certificates for common stock of Old Morrison (which are any share certificates issued prior to March 1996) that are tendered to IBJ Schroder Bank and Trust Company (the "Depositary") pursuant to the Offer, will be forwarded to the Escrow Agent following completion of the Offer. The Escrow Agent will forward certificates representing shares of common stock of Ruby Tuesday and Morrison Health Care directly to an exchanging holder and return the certificates representing Shares to the Depositary, who will then pay the consideration offered by the Purchaser in the Offer. As an example: a holder of a certificate representing 100 shares of Old Morrison common stock will receive in exchange for such certificate: (i) 33 shares of Morrison Health Care common stock, (ii) 50 shares of Ruby Tuesday common stock and (iii) $125 for the 25 shares of Company common stock.

     The Offer is fully explained in the enclosed materials. Should you have any questions, however, you may call MacKenzie Partners, Inc. who is acting as information agent for the offer at (800) 322-2885 (Toll Free) or (212) 929-5500 (Call Collect).

                                              PICCADILLY ACQUISITION CORPORATION